PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG ◆

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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September 13, 2024

VIA EDGAR

Ms. Jennifer O’Brien

Ms. Kimberly Calder

Mr. Kevin Dougherty

Mr. Daniel Morris

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BingEx Limited (CIK No. 0001858724)

Registration Statement on Form F-1

Dear Ms. O’Brien, Ms. Calder, Mr. Dougherty and Mr. Morris:

On behalf of our client, BingEx Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

U.S. Securities and Exchange Commission

September 13, 2024

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comment contained in the letter from the staff of the Commission (the “Staff”) dated August 13, 2024. The Staff’s comment is repeated below in bold and is followed by the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the staff. The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about September 27, 2024, commence the road show for the proposed offering as afterwards but in no event earlier than 15 days following the date hereof, and request that the Staff declare the effectiveness of the Registration Statement on or about October 3, 2024. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Comment in Letter Dated August 13, 2024

Exhibits

1.

We note that do not list in your Exhibit index your “Spouse Consent Letters” which you disclose on page 91 as one of the agreements that provide you with the option to purchase the equity interests in the VIE. Please submit your spousal consent letters in your next amendment.

In response to the Staff’s comment, the Company is filing the English translation of the spousal consent letters granted by the spouse of each individual shareholders of the VIE as Exhibit 10.10 to the Registration Statement.

*  *  *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Peng Xue, Chief Executive Officer and Chairman of the Board of Directors, BingEx Limited

Le Tang, Chief Financial Officer, BingEx Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Justin You Zhou, Esq., Partner, Kirkland & Ellis International LLP

Allen Lu, Partner, KPMG Huazhen LLP